                           CREDIT SUISSE FIRST BOSTON
                              Eleven Madison Avenue
                               New York, NY 10010




American Securities Capital Partners, L.P.
122 East 42nd Street
Suite 2400
New York, NY 10169

                                                                   June 15, 1999


                         Senior Secured Credit Facility
                         ------------------------------
                                Commitment Letter
                                -----------------

Ladies and Gentlemen:

                  You have advised Credit Suisse First Boston ("CSFB" or "us") that American Securities Capital Partners, L.P. ("ASCP" or "you") intend to (A) acquire, through one or more wholly owned subsidiaries ("Mergerco"), all of the stock of CPI Corporation ("CPI") pursuant to a merger of Mergerco with and into CPI, with CPI as the surviving corporation (the "Company") and (B) redeem certain of CPI outstanding indebtedness (the "Existing Debt") (such acquisitions and merger together with the redemption of Existing Debt and the transactions contemplated thereby are referred to herein collectively as the "Acquisition").

                  You have advised us that the total amount necessary to consummate the Acquisition and to pay related fees and expenses will be approximately $482.8 million. The approximate sources and uses of such amount are set forth on Annex I to the Summary of Principal Terms and Conditions attached hereto as Exhibit A (the "Term Sheet"). Such amount will be provided by
(i) either (x) the issuance and sale by the Company of senior subordinated notes (the "Notes") for gross proceeds of $150.0 million or (y) the borrowing by the Company of $150.0 million under a bridge term loan facility (the "Bridge Loan Facility"), (ii) term borrowings of $145.0 million by the Company under a senior secured term loan and revolving credit facility aggregating $185.0 million plus the borrowing of up to $10.0 million under the revolving facility of the Credit Facility (the "Credit Facility"), (iii) an aggregate equity contribution of $123.8 million, which shall include the rollover of equity by management of at least $10.0 million (the "Equity Contribution"), and (iv) the application of available cash of CPI, currently estimated at between $62.0 million and $66.0 million (the "Cash Application"). The

(a) Acquisition, (b) issuance and sale of the Notes, if any, (c) borrowings under the Bridge Loan Facility, if any, (d) initial borrowings under the Credit Facility, (e) the Equity Contribution and (f) the Cash Application are collectively referred to herein as the "Transactions."

                  You have requested that CSFB (i) commit to provide the Credit Facility and (ii) agree to structure, arrange and syndicate the Credit Facility.

                  In connection with the foregoing, CSFB is pleased to advise you of its commitment (i) to provide the entire amount of the Credit Facility and (ii) to act as administrative agent, advisor and lead arranger for the Credit Facility, in each case upon the terms and subject to the conditions set forth or referred to in this commitment letter and in the Term Sheet (together, the "Commitment Letter") and Annex II hereto.

                  As consideration for CSFB's commitment hereunder and agreement to perform the services described herein, you agree to pay to CSFB the nonrefundable fees set forth in the Term Sheet and in the fee letter dated the date hereof and delivered herewith (the "Fee Letter").

                  CSFB's commitment hereunder and agreement to perform the services described herein are subject to the satisfaction of each of the conditions set forth or referred to in the Term Sheet. None of such conditions will be waived without your prior consent.

                  You agree that CSFB will act as the administrative agent, advisor and lead arranger for the Credit Facility, and will, in such capacities, perform the duties and exercise the authority customarily performed and exercised by it in such roles. CSFB, in consultation with you, may appoint one or more collateral agents for the Credit Facility (which may include CSFB and its affiliates). You agree that no other agents, advisors, co-agents or arrangers will be appointed, no other titles will be awarded and no compensation (other than that expressly contemplated by the Term Sheet and the Fee Letter) will be paid in connection with the Credit Facility unless you and we shall so agree.

                  We intend to syndicate the Credit Facility to a group of financial institutions (together with CSFB, the "Lenders") identified by us in consultation with you (it being understood that as a Lender CSFB currently intends to hold $15.0 million of the loans under the Credit Facility but there can be no assurance what amount, if any, of such loans CSFB may hold from time to time). CSFB intends to commence syndication efforts promptly upon the execution of this Commitment Letter, and you agree to assist, and to cause CPI to assist, CSFB in completing a syndication satisfactory to it. Such assistance shall include (i) ASCP and, to the extent reasonably practicable, CPI using commercially reasonable efforts to ensure that the syndication efforts benefit materially from their respective existing lending relationships, (ii) direct contact between ASCP's and, to the extent reasonably practicable, CPI's sen-ior management and advisors and the proposed Lenders, (iii) assistance in the preparation of a Confidential Information Memorandum and other marketing materials to be used in connection with the syndication and (iv) the hosting, with CSFB, of one or more meetings with prospective Lenders.

                  It is understood and agreed that CSFB shall be entitled, after consultation with you, to change the pricing, terms and structure of the Credit Facility, if CSFB determines that such changes are necessary to ensure the successful syndication of the Credit Facility (provided, that the aggregate principal amount of the Credit Facility remains the same and the interest rates set forth on Exhibit A hereto are not increased more than 100 basis points, and provided, further, CSFB shall use its best efforts to not increase the amount set forth in Exhibit A for the Term Loan A (as defined) and to allocate any such increase, to the extent possible, to the latest amortization dates).

                  CSFB will manage all aspects of the syndication in consultation with you, including decisions as to the selection of institutions to be approached and when they will be approached, when their commitments will be accepted, which institutions will participate, what titles (if any) they will be awarded, the allocations of the commitments among the Lenders and the amount and distribution of fees among the Lenders. To assist CSFB in its syndication efforts, ASCP agrees to promptly provide to CSFB all material information in the possession of ASCP with respect to the Company and the Transactions and the other transactions contemplated hereby, including all material financial information and projections (the "Projections") and use its best efforts to cause CPI to promptly prepare and provide to CSFB all information (subject to necessary consents) with respect to the Company and the Transactions (including the Projections), in each case as we may reasonably request in connection with the arrangement and syndication of the Credit Facility. ASCP hereby represents and covenants that to its knowledge all written information other than the Projections (the "Information") that has been or will be made available to CSFB by ASCP or its representatives in connection with the Transactions, when taken as a whole, is or will be complete and correct in all material respects and does not or will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made. ASCP agrees to supplement the Information from time to time until the completion of the syndication so that the representation and covenant in the preceding sentence remain correct without regard to when such Information and Projections were furnished. You understand that in arranging and syndicating the Credit Facility we may use and rely on the Information and Projections without responsibility for independent verification thereof. All representations and covenants in this paragraph will be superseded by the representations and covenants contained in the definitive documentation of the Transactions.

                  ASCP hereby agrees (i) to indemnify and hold harmless CSFB, its affiliates and the respective officers, directors, employees, advisors, and agents of each (each, an "indemnified person") from and against any and all losses, claims, damages and liabilities to which any such indemnified person may become subject arising out of or in connection with this Commitment Letter, the Credit Facility, the use of the proceeds thereof, the Transactions or any related transaction or any claim, litigation, investigation or proceeding relating to any of the foregoing, regardless of whether any indemnified person is a party thereto, and to reimburse each indemnified person upon demand for any reasonable legal or other expenses incurred in connection with investigating or defending any of the foregoing; provided, however, that the foregoing indemnity will not, as to any indemnified person, apply to losses, claims, damages, liabilities or related expenses to the extent they have resulted from the willful misconduct or gross negligence of such indemnified person, and (ii) to reimburse CSFB and its affiliates on demand for all reasonable out-of-pocket expenses (including reasonable due diligence expenses, reasonable syndication expenses, reasonable consultants' fees and expenses (it being understood that the retention of any such consultant will be made with your prior approval), reasonable travel expenses, and reasonable fees, charges and disbursements of counsel) incurred in connection with the Credit Facility and any related documentation (including, without limitation, this Commitment Letter, the Fee Letter and the definitive financing documentation) or the administration, amendment, modification or waiver thereof, provided, no reimbursement shall be available under clause (ii) if the Acquisition is not consummated or if CSFB is not prepared to fund the Credit Facility. No indemnified person shall be liable for or entitled to any indirect or consequential damages in connection with its activities related to the Credit Facility.

                  This Commitment Letter and CSFB's commitment hereunder shall not be assignable by you without the prior written consent of CSFB (and any purported assignment without such consent shall be null and void) and is intended to be solely for the benefit of the parties hereto and is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto; provided, however, that CSFB may perform any of its duties hereunder through any of its affiliates and you will owe any related duties hereunder to any such affiliate. This Commitment Letter may not be amended or waived except by an instrument in writing signed by you and CSFB. This Commitment Letter may be executed in any number of counterparts, each of which shall be an original, and all of which, when taken together, shall constitute one agreement. Delivery of an executed signature page of this Commitment Letter by facsimile transmission shall be as effective as delivery of a manually executed counterpart hereof. This Commitment Letter and the Fee Letter are the only agreements that have been entered into between us with respect to the Credit Facility and set forth the entire understanding of the parties with respect thereto.

                  This Commitment Letter shall be governed by and construed in accordance with the laws of the State of New York. EACH OF THE PARTIES HERETO IRREVOCABLY AGREES TO WAIVE TRIAL BY JURY IN ANY ACTION, PROCEEDING, CLAIM OR COUNTERCLAIM BROUGHT BY OR ON BEHALF OF ANY PARTY RELATED TO OR ARISING OUT OF THIS COMMITMENT LETTER OR THE PERFORMANCE OF SERVICES HEREUNDER. ASCP irrevocably and unconditionally submits to the jurisdiction of any state or federal court sitting in the City of New York over any suit, action or proceeding arising out of or relating to this Commitment Letter. Service of any process, summons, notice or document by registered mail addressed to ASCP at its address set forth above shall be effective service of process against ASCP for any such suit, action or proceeding brought in any such court. ASCP irrevocably and unconditionally waives any objection to the laying of venue of any such suit, action or proceeding brought in any such court and any claim that any such suit, action or proceeding has been brought in any such court and any claim that any such suit, action or proceeding has been brought in an inconvenient forum. A final judgment in any such suit, action or proceeding brought in any such court may be enforced in any other courts to whose jurisdiction ASCP is or may be subject, by suit upon judgment.

                  This Commitment Letter is delivered to you on the understanding that neither this Commitment Letter nor the Fee Letter nor any of their terms or substance shall be disclosed after the date hereof, directly or indirectly, to any other person except (i) on a confidential basis to your respective officers, agents and advisors who are directly involved in the consideration of this matter or (ii) as may be compelled in a judicial or administrative proceeding or as otherwise required by law (in which case you agree to inform us promptly thereof); provided, however, that you may disclose this Commitment Letter and its terms and substance (but not the Fee Letter or its terms and substance), (x) on a confidential basis, to CPI and its directors, officers, employees, agents and advisors and (y) in the proxy statement and
Schedule 13E-3 relating to the Acquisition.

                  The reimbursement, indemnification and confidentiality provisions contained herein and in the Fee Letter shall remain in full force and effect regardless of whether definitive financing documentation shall be executed and delivered and notwithstanding the termination of this Commitment Letter or CSFB's commitment hereunder; provided, that upon the consummation of the Acquisition you shall cause the Company to assume each of your obligations and liabilities under this Commitment Letter and the Fee Letter and upon such assumption by the Company you shall be automatically released from all your obligations and liabilities hereunder and thereunder.

                  If the foregoing correctly sets forth our agreement, please indicate your acceptance of the terms hereof and of the Fee Letter by returning to us executed counterparts hereof and of the Fee Letter, not later than 5:00 p.m., New York City time, on June 16, 1999. CSFB's commitment and agreements contained herein will expire at such time in the event CSFB has not received such executed counterparts in accordance with the immediately preceding sentence. In the event that the initial borrowing in respect of the Credit Facility does not occur on or before October 29, 1999, then this Commitment Letter and CSFB's commitment and undertakings hereunder shall automatically terminate unless CSFB shall, in its sole discretion, agree to an extension.

                  CSFB is pleased to have been given the opportunity to assist you in connection with this important financing.

                                Very truly yours,

                                CREDIT SUISSE FIRST BOSTON


                                By:  /s/ CHRISTOPHER G. CUNNINGHAM
                                     -------------------------------------------
                                     Name:     CHRISTOPHER G. CUNNINGHAM
                                     Title:    DIRECTOR


                                By:  /s/ LAURI A. SIVASLIAN
                                     -------------------------------------------
                                     Name:     LAURI A. SIVASLIAN
                                     Title:    DIRECTOR

Accepted and agreed to as of the date first written above by:

AMERICAN SECURITIES CAPITAL PARTNERS, L.P.


By:  AMERICAN SECURITIES CAPITAL PARTNERS G. P. CORP., its General Partner


By:  /s/ Mark E. Bandeen
     --------------------------------
     Name:   Mark E. Bandeen
     Title:  Managing Director

By:  /s/ Michael G. Fisch
     --------------------
     Name:   Michael G. Fisch
     Title:  Managing Director

                                                                       EXHIBIT A

                         Senior Secured Credit Facility
                         ------------------------------
                   Summary of Principal Terms and Conditions(1)
                   ------------------------------------------


Borrower:                       CPI after giving effect to the Acquisition (the
                                "Company" or the "Borrower").

Advisor and Lead Arranger       CSFB will act as advisor and
                                lead arranger for the Credit
                                Facility (the "Arranger"),
                                and will perform the duties
                                customarily associated with such roles.

Agent: CSFB will act as administrative and collateral agent for the Credit Facility (the "Agent"), and will perform the duties customarily associated with such roles.

Lenders: CSFB and a syndicate of other financial institutions (the "Lenders") reasonably acceptable to the Borrower and the Agent.

Type of Facility:               Senior secured credit facility aggregating
                                $185.0 million (the "Credit Facility"),
                                comprised of (i) a revolving credit facility of
                                $40.0 million (the "Revolving Credit Facility"),
                                and (ii) a term loan facility (the "Term Loan
                                Facility") consisting of term loan A of $40.0
                                million ("Term Loan A") and term loan B of
                                $105.0 million ("Term Loan B"). One or more
                                Lenders will make available a portion of the
                                Revolving Credit Facility not in excess of an
                                amount to be agreed upon for letters of credit.
                                In addition, one or more Lenders will make
                                available a portion of the Revolving Credit
                                Facility not in excess of an amount to be agreed
                                upon for Swingline Loans (the "Swingline
                                Loans"). Any such Swingline Loans will reduce
                                availability under the Re-
--------------------------
(1) All capitalized terms used but not defined herein have the meanings given to them in the Commitment Letter to which this term sheet is attached.

                                volving Credit Facility on a dollar-for-dollar basis.

Availability and Maturity:      The Term Loan Facility will be available in a
                                single drawing on the date of closing of the Acquisition (the "Closing Date"). Term Loan A will mature six years from the Closing Date and Term Loan B will mature eight years from the Closing Date and each such Term Loan will amortize pursuant to a schedule to be agreed upon.

                                The Revolving Credit Facility will be available on a revolving basis during the period commencing on the Closing Date and ending on the sixth anniversary thereof (the "Termination Date").

Purpose: On the Closing Date, proceeds aggregating $145.0 million from the term borrowing under the Credit Facility will be used to finance, in part, the Transactions and to pay related fees and expenses. The additional amounts necessary to consummate the Transactions and Refinancing will be provided by (a) either (x) the issuance and sale by the Company of the Notes or (y) the borrowing by the Company under the Bridge Loan Facility, (b) the Equity Contribution, (c) the Cash Application and (d) borrowings under the Revolving Credit Facility of up to $10.0 million. The approximate sources and uses of such funds are set forth on Annex I.

                                Following the closing of the Transactions, the Revolving Credit Facility will be used to provide for working capital and general corporate purposes, including acquisitions, and, subject to a sublimit to be agreed upon, letter of credit requirements.

Guarantees:                     All obligations of the Borrower under the Credit
                                Facility will be unconditionally guaranteed by each existing and subsequently acquired or organized domestic subsidiary of Guarantees:
                                Borrower as fully as is permitted by applicable law.

Security:                       The Credit Facility will be secured as fully as
                                is permitted by applicable law, and subject to third party consents (it being understood that the Borrower shall use its reasonable commercial efforts to obtain any such consents, provided that, in the case of the license agreements with Sears Roebuck & Co., if the Borrower fails to obtain such consents the granting of security interests with respect thereto shall not be a condition to closing), by a perfected first priority security interest in substantially all of the tangible and intangible assets of Borrower and each existing and subsequently acquired or organized domestic subsidiary of Borrower, including all of the capital stock of each existing and subsequently acquired or organized domestic subsidiary of the Borrower
                                (collectively, the "Collateral").

                                All the above-described security interests shall be created on terms, and pursuant to documentation, reasonably satisfactory to the Lenders and, subject to limited exceptions to be agreed upon, none of the Collateral shall be subject to any other pledges, security interests or mortgages, except those in favor of Sears, Roebuck & Co. and its affiliates.

Interest Rates and Fees:        The interest rate under the Credit Facility will
                                be, at the Borrower's option, either Alternate
                                Base Rate (as defined below) or LIBOR plus, in either case, a specified amount (the "Applicable
                                Margin"). The Applicable Margin for the
                                Revolving Credit Facility and the Term Loan A will initially be 250 basis points. For Term
                                Loan B the Applicable Margin will initially be 300 basis points. After an initial period to be agreed upon, the Applicable Margins described in the prior two sentences will be determined by a grid based on the Borrower's performance based on one more financial measures to be agreed to.

                                The Borrower may elect interest periods of 1, 3, 6, 9 or, if available, 12 months for LIBOR borrowings, as long as no interest period extends beyond the Termination Date. Calculation of interest shall be on the basis of the actual number of days elapsed in a 360-day year and interest shall be payable at the end of each interest period and, in any event, at least every three months. Adjusted LIBOR will at all times include statutory reserves.

                                "Alternate Base Rate" will be the higher of (i) CSFB's Prime Rate and (ii) the Federal Funds Effective Rate plus 1/2 of 1%, computed on the basis of a 365 or 366 day year, as the case may be, for the actual number of days elapsed during which interest accrues at such rate.

                                During the continuance of any payment default or any Event of Default, interest will accrue at the applicable interest rate plus 2.0% per annum.

                                The definitive documentation for the Credit
                                Facility (the "Credit Documents") will include customary protective provisions for such matters as increased costs, funding losses, illegality, capital adequacy, taxes and "breakage" costs.

Mandatory Prepayments           Usual for facilities and transactions of this
                                type and
and Reductions in               others to be agreed upon, including but not
Commitments:                    limited to, prepayment with agreed-upon
                                percentages of net proceeds from asset sales, warranty or insurance claims and any debt or equity securities issuances and 50% of excess cash flow (to be defined). Such prepayments will be applied towards amortization of the Term Loan
                                Facility.

Voluntary Prepayments           Loans under the Term Loan Facility may be
and Reductions in               prepaid, at any time in whole or in part at the
Commitments:                    option of the Borrower, in a minimum principal
                                amount and in multiples to be agreed upon, without premium or penalty (except breakage costs). Such prepayments will be applied toward amortization payments of the Term Loan Facility, as directed by Borrower.

                                The unutilized portion of the Revolving Credit Facility may be reduced at any time at the option of the Borrower and loans may be repaid at any time at the option of the Borrower, in a minimum principal amount and in multiples to be agreed upon, without premium or penalty (except breakage costs).

Conditions Precedent            Usual for facilities and transactions of this
to Initial Extension            type including the conditions set forth on Annex
of Credit:                      II.

Conditions to All               Each extension of credit under the Credit
Extension of Credit:            Facility will be subject to the (i) absence of
                                any Default or Event of Default, (ii) continued accuracy of representations and warranties in all material respects (except representations and warranties which are made only as of a prior date) and (iii) absence of any material adverse change with respect to the financial condition, operations or assets of the Borrower and its subsidiaries, taken as a whole, or their respective abilities to perform their obligations under the Credit Documents.

Representations                 Usual for facilities and transactions of this
                                type with materiality and other customary
                                qualifications to be
and Warranties:                 agreed upon, including but not limited to
                                accuracy of financial statements and
                                information; no material adverse change; absence of litigation; no violation of agreements or instruments; compliance with laws; payment of taxes; ownership of properties; solvency;
                                effectiveness of regulatory approvals; labor matters; and environmental matters.

Affirmative Covenants:          Usual for facilities and transactions of this
                                type with materiality and other customary qualifications to be agreed upon, including but not limited to maintenance of corporate existence and rights; performance of obligations; delivery of audited financial statements, other financial information and notices of default and litigation; maintenance of properties in good working order; maintenance of insurance; compliance with laws; inspection of books and properties; further assurances; and payment of taxes.

Negative Covenants:             Usual for facilities and transactions of this
                                type with exceptions to be agreed upon,
                                including but not limited to limitations on dividends on, and redemptions and repurchases of, capital stock; limitations on prepayments, redemptions or repurchases of debt; limitations on liens and sale-leaseback transactions;
                                limitations on loans and investments;
                                limitations on debt issuances (including, without limitation, convertible indebtedness and preferred stock of subsidiaries); limitations on mergers, acquisitions and asset sales;
                                limitations on transactions with affiliates;
                                limitations on dividend and other restrictions affecting subsidiaries; limitations on issuance of subsidiary capital stock; limitations on changes in business; limitations on amendment of debt and other material agreements; and limitations on capital expenditures.

Selected Financial Covenants:   Usual for facilities and transactions of this
                                type including but not limited to (i) maximum ratio of total debt to EBITDA, (ii) minimum ratio of EBITDA to cash interest expense, (iii) minimum ratio of

                                EBITDA to fixed charges, and (iv) maximum capital expenditures.

Events of Default:              Usual for facilities and transactions of this
                                type with customary provisions for notice, grace periods and threshold levels to be agreed upon, including but not limited to nonpayment of principal, interest, fees or letter of credit reimbursement obligations; violation of covenants; incorrectness of representations and warranties in any material respect; cross default and cross acceleration; bankruptcy;
                                material judgments; ERISA; actual or asserted invalidity of the guarantees or the security documents; and Change of Control.

Assignments and Participations: Lenders will be permitted to assign loans and commitments to other Lenders (or their
                                affiliates) without restriction (except the consent of the Borrower if such assignment would result in increased costs or involves less than $2.0 million in aggregate principal amount of loans), or to other financial institutions with the consent of the Agent and the Borrower, which is not to be unreasonably withheld. The Agent will receive a customary processing and recordation fee, payable by the assignor and/or the assignee, with each assignment. Assignments will be by novation.

                                Lenders will be permitted to participate loans and commitments to other financial institutions without restriction. Voting rights of participants shall be limited to matters in respect of (i) reductions of principal, interest or fees, (ii) extensions of final maturity and
                                (iii) certain releases of collateral or
                                guarantees.

Expenses and Indemnification:   All reasonable out-of-pocket expenses of the
                                Lenders for enforcement costs and documentary taxes associated with the Credit Facility are to be paid by the Borrower.

                                The Borrower and the guarantors will, jointly and severally, indemnify the Arranger, the Agent, the Lenders and their respective officers, directors, employees, affiliates, agents and controlling persons and hold them harmless from and against all costs and expenses (including reasonable fees, disbursements and other reasonable charges of counsel) and all liabilities of any such indemnified person arising out of or relating to any claim or any litigation or other proceedings (regardless of whether any such indemnified person is a party thereto) that relate to the Credit Documents or any documents related thereto, any extension of credit thereunder, the Transactions or any transactions connected therewith; provided, however, that none of the Arranger, the Agent or any Lender will be indemnified for costs, expenses or liabilities which have resulted from its own gross negligence or willful misconduct.

Governing Law and Forum:        New York.

Waiver of Jury Trial:           In customary form.

Counsel to Agent:               Cahill Gordon & Reindel

                                                                         ANNEX I

                            Sources and Uses of Funds
                (in millions of U.S. dollars (except footnotes))
                          (all figures are approximate)


------------------------------------- -----------------------------------------

          SOURCES OF FUNDS                           USES OF FUNDS
------------------------------------- -----------------------------------------

Revolving Credit Facility(1)     $0.0    Redemption of Senior Notes(2)   $62.2
Term Loan A                      40.0    Debt Repurchase Premium           3.6
Term Loan B                     105.0    Purchase of Equity(3)           388.2
Notes/Bridge Loan Facility      150.0    Estimated Transaction Costs      28.8
                                                                          ----
Equity Contribution             123.8
Cash Application                 64.0
                                 ----
Total Sources                  $482.8    Total Uses                     $482.8
                               ======                                   ======


--------------------------------------

(1) $40.0 million available on the Closing Date (up to $10.0 million of which may be drawn upon on the Closing Date).

(2)      Includes $2.2 million of accrued interest payment due June 15, 1999.

(3)      Purchase of equity at $37.0 per share (includes options).

                                                                        ANNEX II

                                   CONDITIONS


                  The commitments of Credit Suisse First Boston ("CSFB") pursuant to the Senior Secured Credit Facility Commitment Letter dated June 15, 1999 (the "Commitment Letter"), between CSFB and American Securities Capital Partners, L.P., ("ASCP") shall be subject to the following conditions (capitalized terms used but not defined herein shall, unless otherwise specified, have the meanings assigned to such terms in the Commitment Letter and other letters between ASCP and CSFB or its affiliates (the "Letters") relating to the Transactions):

                  (i) after the date of the Letters, no information or other matter becomes known to CSFB that CSFB reasonably determines is inconsistent in a material and adverse manner with (a) any information or other matter disclosed to CSFB prior to the date of the Letters or
         (b) any information or other matter obtained by CSFB during its due diligence investigation;

                  (ii) there shall not have occurred any event or events, adverse condition or change in or affecting the Company, that, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect;

                  (iii) the preparation, execution and delivery of definitive documentation reasonably satisfactory to CSFB, in connection with (a) the Bridge Loans or the Notes, as the case may be and, (b) the Credit Facility;

                  (iv) the Transactions shall have been consummated or shall be consummated simultaneously on the Closing Date, in each case in all material respects in accordance with the terms hereof and the terms of the relevant documentation therefor (and without the waiver of any material terms);

                  (v) CSFB shall be reasonably satisfied as of the Closing Date with the material terms and conditions of each agreement entered into in connection with the Transactions;

                  (vi) CSFB shall be reasonably satisfied as to the amount and nature of any environmental expenses to which the Company may be subject, and the plans of the Company with respect thereto;

                  (vii) all requisite governmental authorities (including any antitrust authorities) and third parties shall have approved or consented to the Transactions and the other transactions contemplated by the Commitment Letter to the extent required, in each case to the extent failure to obtain such consent or approval, singly or in the ag-gregate, could reasonably be expected to have a Material Adverse Effect, and there shall be no governmental or judicial action, actual or threatened, that has a reasonable likelihood of restraining, preventing or imposing materially burdensome conditions on the Transactions or the other transactions contemplated hereby;

                  (viii) CSFB shall have received a certificate reasonably satisfactory in all respects to CSFB from the chief financial officer of the Company to the effect that, after giving effect to the Transactions, the Company will not (a) be insolvent, (b) be rendered insolvent by the indebtedness incurred in connection therewith, (c) be left with unreasonably small capital with which to engage in its business or (d) have incurred debts beyond its ability to pay such debts as they mature;

                  (ix) after giving effect to the Transactions and the affiliation agreements to be entered into in connection therewith, the ratio of (a) consolidated total debt of the Company as of the Closing Date to (b) EBITDA (to be defined to exclude certain non-recurring expenses as shall be agreed to by CSFB) of the Company for the twelve-month period ending with the fiscal quarter immediately preceding the Closing Date must be less than 5.0 to 1.0;

                  (x) after giving effect to the Transactions and the other transactions contemplated by the Letters, the Company and its subsidiaries shall have outstanding no indebtedness for borrowed money or preferred stock other than (a) the loans under the Credit Facility and (b) the Bridge Loan Facility or the Notes, as the case may be and the Company shall have received at least a B- rating or higher from S&P and at least a B3 rating or higher from Moody's;

                  (xi) customary closing conditions for transactions similar to the Credit Facility, including without limitation (a) the accuracy in all material respects of all representations and warranties, (b) the absence of any defaults, prepayment events or creation of liens under debt instruments or other agreements as a result of the Transactions and the other transactions contemplated by the Letters, (c) first-priority perfected security interests in the Collateral, (d) the execution and delivery of the guarantees, (e) compliance in all material respects with applicable laws and regulations (including employee health and safety, margin regulations and environmental laws),
         (f) obtaining reasonably satisfactory insurance, (g) evidence of authority and (g) the receipt by CSFB of reasonably satisfactory legal opinions;

                  (xii) there shall not have occurred after the date of the Letters (a) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the counter market in any Applicable Jurisdiction, (b) the declaration of a banking moratorium or any suspension of payments in respect of banks in any Applicable Jurisdiction, (c) the commencement of a war, armed hostilities or other international or national calamity or emergency, directly or indirectly involving any Applicable Jurisdiction, (d) any limitations (whether or not mandatory) imposed by any governmental authority on the nature or extension of credit or further extension of credit of the type contemplated in connection with the Transactions by banks or other lending institutions, (e) in the case of the foregoing clauses (c) and (d), a material escalation or worsening thereof, or (f) any other material adverse change in banking or capital market conditions that has had or reasonably could have a material adverse effect on the syndication of leveraged bank credit facilities similar to the Credit Facility, that, in any such case described in the foregoing clauses (a) through (f), CSFB shall reasonably determine makes it impracticable to consummate the syndication of the Credit Facility, prior to the termination date provided for in the Letters;

                  (xiii) CSFB's reasonable satisfaction that, immediately prior to and during the marketing period for the Credit Facility, there shall be no competing issues of debt securities (other than the Notes) or commercial bank facilities of the Company or any of its subsidiaries; and

                  (xiv) payment of fees and expenses earned and due upon the Closing Date.

                  "Applicable Jurisdiction" means the United States and New York State.

                  "Material Adverse Effect" shall mean a material adverse effect on the business, results of operations or financial condition of the Company and its subsidiaries taken as a whole.